

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Michael Myers, PhD.
President and Chief Executive Officer
Innocoll GmbH
42662 Kitchen Prim Court
Ashburn, Virginia 20148

> **Re:** **Innocoll GmbH**
> **Registration Statement on Form F-1**
> **Correspondence Dated July 10, 2014**
> **File No. 333-196910**

Dear Dr. Myers:

We have reviewed your correspondence dated July 10, 2014 and have the following comments. Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Reorganization to Innocoll AG, page 79

1. Please refer to prior comments 1 and 5. Please note that we are deferring a final evaluation of your reorganization into a German stock corporation until the next amendment and corresponding exhibits are filed. Tell us if financial statements of Innocoll AG will be included in the registration statement and, if not, why not.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Employee benefit plans
Share-Based Compensation, page F-12

2. Please refer to prior comment 2. We acknowledge the information provided in your response. Please note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances, including options, warrants, ordinary shares, and preference shares, until the amendment containing the estimated offering price is filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202)551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey A. Baumel, Esq.
       Kristina E. Beirne, Esq.
       Anthony D. Foti, Esq.
       Dentons US LLP
       1221 Avenue of the Americas
       New York, New York 10020